

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2010

James K. Schwartz
Chief Executive Officer
NPC International, Inc.
7300 W. 129th Street
Overland Park, KS 66213

  Re: **NPC International, Inc.**
    Form 10-K: For the Fiscal Year Ended December 29, 2009
    Filed on March 26, 2010
    File No. 000-13007

Dear Mr. Schwartz:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        Lyn Shenk
        Branch Chief